SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Report III/2006

January 1 – September 30, 2006

•	Adjusted EBIT up 10 percent
•	Spain’s Industry Ministry amends CNE conditions
•	Russian natural gas secured for long term
•	Increase in adjusted EBIT continues to be expected for full year 2006

E.ON Group Financial Highlights

E.ON Group Key Figures at a Glance
January 1 – September 30
€ in millions	2006	2005 [1]	+/– %
Power sales (billion kWh)[2]	295.6	298.5	–1
Gas sales (billion kWh)[2]	695.9	642.0	+8
Sales	49,451	39,520	+25
Adjusted EBITDA[3]	8,441	7,629	+11
Adjusted EBIT[4]	6,064	5,504	+10
Income/Loss (-) from continuing operations before income taxes and minority interests	3,497	5,133	–32
Income/Loss (-) from continuing operations	2,497	3,138	–20
Income/Loss (-) from discontinued operations, net	132	3,261	–96
Net income	2,629	6,399	–59
Adjusted net income[5]	3,386	2,688	+26
Investments	3,891	3,039	+28
Cash provided by operating activities	4,492	4,742	–5
Free cash flow[6]	1,934	2,878	–33
Net financial position[7] (at September 30 and December 31)	1,039	3,863	–73
Employees (at September 30 and December 31)	80,296	79,570	+1
Earnings per share (€)	3.99	9.71	–59

1Adjusted for discontinued operations.

2Unconsolidated figures.

3Non-GAAP financial measure; see reconciliation to consolidated net income on page 9.

4Non-GAAP financial measure; see reconciliation to consolidated net income on page 9 and commentary on pages 38–39.

5Non-Gaap financial measure; see reconciliation to net income on page 10

6Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 11.

7Non-GAAP financial measure; see reconciliation on page 12.

Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain consolidated financial measures (adjusted EBIT, adjusted EBITDA, adjusted net income, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Contents

4	Letter to Shareholders

5	E.ON Stock

6	Results of Operations
- Energy Price Developments
- Regulation of Network Charges in Germany
- Sales Volume, Sales, Earnings Performance
- Investments
- Financial Condition
- Employees
- Risk Situation
- Outlook

16	Market Units
16	– Central Europe
18	– Pan-European Gas
20	– U.K.
22	– Nordic
24	– U.S. Midwest

26	Interim Financial Statements (Unaudited)

38	Business Segments

40	Financial Calendar

Dear Shareholders,

The E.ON Group’s positive performance continued into the third quarter of 2006. For the first nine months of the year, we increased sales by 25 percent from €39.5 billion to €49.5 billion and adjusted EBIT by 10 percent from €5.5 billion to €6.1 billion. A key contributing factor was the solid earnings performance of our Central Europe and Pan-European Gas market units. Net income (after taxes and minority interests) of €2.6 billion was 59 percent below the exceptionally high prior-year figure. We continue to expect full-year adjusted EBIT to surpass the high prior-year level. As anticipated, we will not repeat the extraordinarily high net income figure posted in 2005.

Our most important strategic initiative is currently our planned acquisition of Endesa, a Spanish energy utility. In late September, we underscored our continued interest by announcing that we were raising our original offer to €35 per share. Our increased offer also meets our stringent investment criteria. Spain’s Industry Ministry recently amended several critical aspects of the conditions set by the National Energy Commission (CNE) relating to our proposed acquisition of Endesa. Most importantly, the revised conditions no longer contain any requirement to dispose of any assets. On this basis, we have accepted the Industry Ministry’s decision and now expect the Spanish stock-market regulator (CNMV) to proceed with the final approval of our offer. We remain confident that we will bring the transaction to a successful conclusion.

The new regulatory regime for Germany’s power and natural gas networks has had far-reaching consequences for the country’s energy industry. We have now received rulings from the Federal Network Agency (known by its German abbreviation, BNetzA) for our electricity network operators and for nearly all of our natural gas distribution network operators. On average, our electricity network charges were cut by more than 13 percent and, so far, our gas network charges by 10 to 12 percent compared with the costs we had filed. We will pass these reductions on to our customers and accept the rulings, although the reductions are based on an interpretation of the Network Charges Ordinances that is unfavorable to us. Despite the considerable reductions in our network charges, we will stand by our investment commitments, including our network investments.

In Germany’s current energy policy debate, there are calls for additional, in some cases nonsensical regulatory intervention, for example in the power generation business. Instead of more regulation, Germany needs an energy policy that is systematically European in scope and for its energy markets and companies to be even more competition oriented. For this reason, we have launched an initiative to introduce more competition in power and gas markets and have put together a comprehensive package of measures to help achieve this goal. We are also setting standards in energy technology R&D. Our plans include the construction of the world’s most modern coal-fired power plant, a pilot clean-coal generating unit, and further development of renewable energy technologies.

To help secure Europe’s long-term natural gas supply, in late August we concluded agreements with Gazprom for the supply of a total of approximately 400 billion cubic meters of natural gas through 2036. The annual supply volume of roughly 24 billion cubic meters is equal to one third of E.ON Ruhrgas’s current procurement. In an environment of keen global competition for natural gas supplies, these agreements enable us to procure Russian natural gas for the European energy market for the long term at competitive prices. In the wake of our participation in the NEGP project, these contracts represent another important contribution towards strengthening our position on the European gas market for the long term.

In summary, we will continue to push for energy market competition in Germany and Europe, foster advances in energy technology, and work hard to achieve our strategic objectives. In addition, the new structure of our Board of Management, which takes effect on April 1, 2007, will lay the groundwork for your company to be even more market oriented and to achieve further growth.

Sincerely yours,

Dr. Wulf H. Bernotat

E.ON Stock

Including the dividend and special dividend, E.ON stock finished the first nine months of 2006 up 14 percent. E.ON stock thus outperformed other European blue chips as measured by the EURO STOXX 50, which advanced by 11 percent over the same period, and performed more weakly than its peer index, the STOXX Utilities, which rose by 27 percent.

The trading volume of E.ON stock climbed by more than 60 percent year on year to €73.5 billion, making E.ON the fifth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of September 30, 2006, E.ON was the largest DAX stock in terms of market capitalization.

E.ON stock is listed on the New York Stock Exchange as American Depositary Receipts (ADRs). Effective March 29, 2005, the conversion ratio between E.ON ADRs and E.ON stock is three to one. The value of three E.ON ADRs is effectively that of one share of E.ON stock.

Visit eon.com for the latest information about E.ON stock.

E.ON Stock
	Sept. 30, 2006	Dec. 31, 2005
Shares outstanding (in millions)[1]	659	659
Closing price (in €)	93.48	87.39
Market capitalization (€ in billions)[2]	64.7	60.5
1Excludes treasury stock. 2Based on E.ON’s entire capital stock (692,000,000shares).
Performance and Trading Volume
January 1 – September 30	2006	2005
High (in €)[1]	100.94	80.80
Low (in €)[1]	82.12	64.50
Trading volume[2]
- Millions of shares	779.0	640.2
- € in billions	73.5	45.7
1XETRA. 2Source: Bloomberg (all German stock exchanges).

Results of Operations

Energy Price Developments

Throughout the first nine months of 2006, European power and natural gas markets were mainly governed by international oil, coal, and CO2 prices, the natural gas supply and storage situation in the United Kingdom, and hydrological levels in the Nordic region. After a long period of high and volatile prices, U.K. natural gas prices and, subsequently, power prices started to decrease in mid-August 2006. Compared with historical levels, however, prices remain high.

The price of Brent crude oil reached a new high of over $78 per barrel at the beginning of August. It then fell by 20 percent, finishing the third quarter at $62 per barrel, about the same price as at the beginning of 2006. Market analysts cite concerns about U.S. economic growth and reduced tensions in the Near and Middle East as the main reasons for the decline.

Coal prices also declined in late August and September 2006, falling as a result of an improved supply situation and less demand in Europe. Prices recovered at the end of the quarter due to new supply concerns in Russia and remained 15 percent above the level at the beginning of the year. The market appears to be well supported by substantial buying interest in coal derivatives and the overall supply situation.

Germany’s natural gas import prices are contractually indexed to oil prices, which they track with a time lag. Because oil prices have risen continually, the average price of Germany’s natural gas imports was 40 percent higher in the first nine months of 2006 compared with the first nine months of 2005. The recent fall in oil prices is not yet reflected in the average price of Germany’s natural gas imports due to lags in indexation. Natural gas prices in the United Kingdom have declined since mid-August reflecting more optimistic expectations regarding the commissioning of the new U.K. import infrastructure and decreasing oil prices. In early October, a short-term oversupply sent U.K. prompt gas prices as low as -5 pence per therm. However, as this dramatic price decline was mainly a result of testing new infrastructure, it has not lead to a collapse of U.K. gas contracts for annual forward delivery. At the end of September 2006, natural gas prices in the United Kingdom were about 16 percent lower than at the beginning of the year.

CO2 prices have been very volatile throughout 2006. Following increases at the beginning of the year, CO2 prices dropped by 27 percent in a single day on the publication of EU member states’ emissions data for 2005. Prices stabilized at about €16 per metric ton during the summer, but fell back to about €13 per metric ton in late September 2006.

Wholesale power prices across Europe are heavily influenced by fuel and CO2 prices. As a result of the drop in CO2 prices in late April 2006, U.K., Nordic, and German power prices decreased significantly. Since then, German wholesale power prices have been mainly driven by oil, coal, and CO2 price developments. U.K. wholesale power prices have declined due to lower natural gas prices. In the Nordic market, reduced hydropower availability and uncertainty on Swedish nuclear power plant outages following the incident at Forsmark pushed wholesale power prices higher in summer. With the expected restart of several Swedish nuclear power units and lower fuel and CO2 prices, Nordic power prices have recently started to decline.

Natural gas prices in the United States have decreased significantly since the beginning of 2006 due to mild weather and record natural gas storage levels. Electricity prices have followed the lower natural gas prices. SO2 prices have also decreased by over 50 percent since the beginning of 2006.

.

Regulation of Network Charges in Germany

This year, Germany’s electricity and natural gas network operators were for the first time required to submit their network charges for approval. The Federal Network Agency (BNetzA) was supposed to have been ruled on network charges within six months of submission: by May 1, 2006, for electricity network charges and by August 1, 2006, for gas network charges. However, the BNetzA has not yet completed the review process in the majority of cases.

E.ON Energie is an exception. The BNetzA has issued rulings on most of E.ON Energie’s gas distribution network operators and all of its electricity network operators (including its transmission system operator E.ON Netz as well as its electric distribution system operators). The agency reduced the charges filed by E.ON Netz by about 16 percent, the charges filed by E.ON Energie’s electricity distributors by between 11 and 15 percent (just over 13 percent on average), and the charges filed by its gas distributors by between 9 and 14 percent (preliminarily 10 to 12 percent on average). These reductions are roughly similar to the reductions thus far announced for our competitors.

On the whole, the reductions are in line with our expectations which were adjusted in the course of the year.

Although the reductions were often based on a one-sided interpretation of the Network Charges Ordinances in a manner prejudicial to network operators, E.ON Energie has decided not to take legal action but to respond by taking commercial action.

The BNetzA also announced that it will require network operators to refund to network customers the difference between operators’ actual network charges and their approved charges for the period between November 1, 2005 (for electricity), and February 1, 2006 (for natural gas), and the date operators’ charges are approved. No network charges will be refunded until the legality of the refunds is decided in the suit filed by Vattenfall Europe Transmission, a transmission system operator, against the ruling on its network charges. We recorded a provision in our Consolidated Financial Statements for the period ended September 30, 2006, to reflect the risk associated with the retroactive application of lower network charges.

Power and Gas Sales

Overall, the E.ON Group sold nearly the same amount of electricity in the first nine months of 2006 as in the prior-year period. The Central Europe market unit sold 3 percent more electricity, mainly due to the inclusion of newly consolidated regional electricity distributors in Bulgaria, Romania, and the Netherlands. By contrast, our U.K., Nordic, and U.S. Midwest market units sold less electricity than last year. We sold 8 percent more natural gas thanks primarily to colder first-quarter weather, Pan-European Gas’s continuing volume growth outside Germany, and Central Europe’s inclusion of newly consolidated subsidiaries in Hungary, the Czech Republic, the Netherlands, and Germany.

Sales up Significantly

With the exception of Nordic, all market units contributed to the significant increase in sales, which was mainly due to the following factors: the global increase in raw-material and energy prices which led to higher average power and gas prices, the inclusion of newly consolidated regional utilities particularly in Bulgaria, Hungary, Romania, and the United Kingdom, and weather-driven volume increases, particularly of natural gas. Nordic’s sales were slightly below the prior-year figure due to lower hydropower generation.

Sales
January 1 – September 30
€ in millions	2006	2005 [1]	+/– %
Central Europe	20,997	17,726	+18
Pan-European Gas	17,750	11,940	+49
U.K.	8,735	6,916	+26
Nordic	2,254	2,335	–3
U.S. Midwest	1,482	1,465	+1
Corporate Center	–1,767	–862	–
Sales	49,451	39,520	+25
1Adjusted for discontinued operations.

Adjusted EBIT up 10 Percent

The improvement in adjusted EBIT at Central Europe and Pan-European Gas is also attributable to power and gas price developments, the inclusion of newly consolidated companies in Central Europe East, and higher power and gas sales volumes. However, Central Europe’s adjusted EBIT was negatively impacted by provisions created to address the expected consequences of the government regulation of network charges in Germany. Thanks to the U.K. market unit’s positive performance in the second and third quarters, its adjusted EBIT was nearly at the prior-year level despite the sharp decline in adjusted EBIT U.K. recorded in the first quarter. By contrast, Nordic’s adjusted EBIT fell due to lower hydropower generation and to increased taxes on nuclear and hydro assets.

Adjusted EBIT
January 1 – September 30
€ in millions	2006	2005 [1]	+/– %
Central Europe	3,243	2,945	+10
Pan-European Gas	1,596	1,125	+42
U.K.	710	715	–1
Nordic	437	581	–25
U.S. Midwest	285	277	+3
Corporate Center	–260	–260	–
Core Energy Business	6,011	5,383	+12
Other Activities[2]	53	121	–56
Adjusted EBIT[3]	6,064	5,504	+10

1Adjusted for discontinued operations.

2This segment consists of Degussa, which is accounted for using the equity method.

3Non-GAAP financial measure; see the table below for a reconciliation to net income.

Net Income 59 Percent below High Prior-Year Level

Net income (after income taxes and minority interests) of €2.6 billion and earnings per share of €3.99 were both 59 percent below the high prior-year level.

Net Income
January 1 – September 30
€ in millions	2006	2005 [1]	+/– %
Adjusted EBITDA[2]	8,441	7,629	+11
Depreciation, amortization, and impairments affecting adjusted EBIT[3]	–2,377	–2,125	–
Adjusted EBIT[2]	6,064	5,504	+10
Adjusted interest income (net)[4]	–848	–791	–
Net book gains	819	403	–
Restructuring expenses	–	–14	–
Other nonoperating earnings	–2,538	31	–
Income/Loss (-) from continuing operations before income taxes and minority interests	3,497	5,133	–32
Income taxes	–730	–1,625	–
Minority interests	–270	–370	–
Income/Loss (-) from continuing operations	2,497	3,138	–20
Income/Loss (-) from discontinued operations, net	132	3,261	–96
Net income	2,629	6,399	–59
1Adjusted for discontinued operations. 2Non-GAAP financial measure. 3For commentary see footnote 2 in the table on page 38. 4See reconciliation on page 39.

Adjusted interest income (net) was €57 million below the prior-year figure. The negative effect of provisions for nuclear waste management was the key factor.

Net book gains in the first nine months of 2006 were significantly above the prior-year figure and resulted from the sale of securities (€351 million) and the Degussa transaction (€376 million; see commentary on page 32). In the prior-year period, net book gains resulted mainly from the sale of securities (€260 million) and from the merger of Gasversorgung Thüringen and TEAG (€112 million).

We did not record restructuring expenses in the first nine months of 2006.

Other nonoperating earnings primarily reflect the fulfillment of derivative gas procurement contracts and the marking to market of derivatives (-€1,954 million), particularly at the U.K. market unit. For the period ended September 30, 2005, the marking to market of derivatives resulted in a positive effect of €582 million. In addition, we recorded impairment charges totaling €359 million due to the regulation of networks in Germany. In the previous year, the positive effect of the marking to market of derivatives was nearly offset by costs relating to the severe storm in Sweden in early 2005 and the impairment charges taken at Degussa’s Fine Chemicals division.

Despite our positive operating performance, income/loss (-) from continuing operations before income taxes and minority interests is considerably below the prior-year figure. The main factors were the effects of the marking to market of derivatives and impairment charges totaling €547 million at our natural gas distribution network operations resulting from the new regulation of network charges in Germany. In addition, we recorded provisions of €533 million to address the expected consequences of the retroactive application of lower network charges.

Our continuing operations recorded a tax expense of €730 million in the first nine months of 2006. The decline in our tax expense primarily reflects a higher share of tax-free income.

Minority interests’ share of net income increased due to higher earnings contributions at the companies in question and consolidation effects.

Income/Loss (-) from discontinued operations, net, includes the results of E.ON Finland, which was sold in June 2006, and Western Kentucky Energy, which is held for sale. Pursuant to U.S. GAAP, their results are reported separately in the Consolidated Statements of Income (see commentary on page 32). In the prior-year period, this item also contained the results of Viterra and Ruhrgas Industries, which were sold in 2005.

Despite our positive operating performance, net income for the third quarter of 2006 of -€198 million was considerably below the high prior-year figure of €3.4 billion, primarily due to the high book gains recorded in the third quarter of 2005 on the Viterra and Ruhrgas Industries disposals. Negative factors include the marking to market of derivatives (-€674 million) relative to the prior-year quarter, impairment charges at our gas distribution network operations (-€547 million), and the increase in provisions to address anticipated regulation risks associated with the retroactive application of lower network charges (-€208 million).

Adjusted Net Income 26 Percent above Prior-Year Figure

In addition to reflecting our operating performance, net income also reflects special items such as the marking to market of derivatives. Adjusted net income is an earnings figure after interest income, income taxes, and minority interests that has been adjusted to exclude certain special items. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a nonrecurring or rare nature (after taxes and minority interests). Adjusted net income also excludes income/loss (-) from discontinued operations, net.

Adjusted Net Income
January 1 – September 30
€ in millions	2006	2005	+/– %
Net income	2,629	6,399	–59
Nonoperating earnings after income taxes and minority interests	889	–450	–
Income/Loss (-) from discontinued operations, net	–132	–3,261	–
Adjusted net income[1]	3,386	2,688	+26
1Non-GAAP financial measure.

Investments Significantly Higher

In the period under review, the E.ON Group invested €3.9 billion, a 28 percent increase year on year. We invested €2.6 billion in intangible assets and property, plant, and equipment compared with €1.9 billion in the prior year. Investments in financial assets totaled €1.3 billion versus €1.2 billion in the prior year.

Investments
January 1 – September 30
€ in millions	2006	2005 [1]	+/– %
Central Europe	1,769	1,430	+24
Pan-European Gas	717	431	+66
U.K.	555	728	–24
Nordic	599	379	+58
U.S. Midwest	276	139	+99
Corporate Center	–25	–68	–
Total	3,891	3,039	+28
1Adjusted for discontinued operations.

In the first nine months of 2006, Central Europe invested about €340 million, or 24 percent, more than in the same period last year. Investments in intangible assets and property, plant, and equipment totaled €1,138 million (prior year: €963 million) and were aimed predominantly at generation and distribution assets. Investments in financial assets increased significantly to €631 million (prior year: €467 million), primarily due to the acquisition of shareholdings in the Czech Republic and small municipal utilities in Germany and to capital increases at subsidiaries and investments in new solid-waste incineration plants.

Pan-European Gas invested €717 million, of which €247 million (prior year: €175 million) went towards intangible assets and property, plant, and equipment. Investments in financial assets of €470 million (prior year: €256 million) mainly reflect the acquisition of the gas trading and storage business of Hungary’s MOL (now E.ON Földgaz Trade and E.ON Földgaz Storage). This transaction closed in late March 2006.

The U.K. market unit invested €555 million in 2006, primarily on capital expenditure for additions to property, plant, and equipment. The decrease compared to the prior year is due to higher capital expenditure in 2005 on the acquisition of the Enfield CCGT asset, Holford Gas Storage, and Economy Power’s retail small and medium sized enterprise customers. This is partially offset by additional capital expenditure in 2006 (allowances under the five-year regulation review) in the regulated business and by higher expenditure on the generation portfolio, particularly to develop new renewables capacity at Lockerbie.

Nordic invested €354 million (prior year: €225 million) in intangible assets and property, plant, and equipment to maintain existing production plants and to upgrade and extend its distribution network. The increase was mainly related to efficiency-enhancing investments in Nordic’s nuclear power plants, as well as investments in its distribution network being realized earlier as a result of the severe storm in January 2005. Investments in financial assets totaled €245 million compared with €154 million in 2005.

U.S. Midwest’s investments of €276 million were 99 percent above the prior-year figure, primarily due to increased spending for SO2 emissions equipment and the new 750 MW baseload unit at the Trimble County 2 plant.

Financial Condition

Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make acquisitions, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group’s financial condition and, in particular, its liquidity.

Cash provided by operating activities
January 1 – September 30
€ in millions	2006	2005 [1]	+/– %
Central Europe	2,484	2,516	–32
Pan-European Gas	291	1,266	–975
U.K.	493	–55	+548
Nordic	554	490	+64
U.S. Midwest	367	226	+141
Corporate Center	303	299	+4
Cash provided by operating activities	4,492	4,742	–250
Investments in intangible assets and property, plant, and equipment	2,558	1,864	+694
Free cash flow[2]	1,934	2,878	–944
1Adjusted for discontinued operations. 2Non-GAAP financial measure.

The E.ON Group’s cash provided by operating activities in the first nine months of 2006 was 5 percent below the prior-year level.

The decline in Central Europe’s cash provided by operating activities is mainly attributable to an increase in working capital and in contributions to VKE, a German energy industry pension fund. A positive factor was the increase in gross profit on sales in the electricity business. Furthermore, cash provided by operating activities had been adversely affected in the prior year by nonrecurring payments relating to nuclear energy operations. The significant negative impact of the new regulation of network charges in Germany will be reflected in cash provided by operations in future periods.

Pan-European Gas’s positive business performance in the first nine months of 2006 is not yet reflected in its cash provided by operating activities. The main reasons are the buildup of working gas in storage at E.ON Földgaz Trade, which became a consolidated E.ON company on March 31, 2006, and the price-driven increases in expenditures for natural gas in storage at E.ON Ruhrgas AG. Other negative factors include the later payment of supplier invoices from the prior year, lower payments from customers due to higher advance payments at the end of the prior year, and price-driven increases in payments for gas procurements.

The U.K. market unit’s cash provided by operating activities was significantly higher year on year. The improvement was mainly due to one-off pension fund payments made in 2005. Higher gas procurement costs were recovered through higher sales prices and efficiency-enhancing initiatives.

Nordic’s cash provided by operating activities increased because the prior-year figure had been negatively affected by a number of nonrecurring items including high cash outflows relating to the severe storm in January 2005 and higher tax payments compared with the current year. This was, however, partially counteracted by the lower adjusted EBIT performance, primarily due to lower hydropower generation.

Cash provided by operating activities at U.S. Midwest was higher mainly due to increased collections of accounts receivable in the first quarter of 2006 which resulted from higher natural gas prices in the fourth quarter of 2005. Cash increases were partly offset by pension contributions in 2006.

The Corporate Center’s cash provided by operating activities was at the prior-year level. Positive tax effects in the current year made up for the absence of income recorded in the prior year on the unwinding of currency swaps.

In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, there is typically a corresponding reduction in working capital, resulting in surplus cash provided by operating activities, although sales volumes in these quarters (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters and for gas tax prepayments in the fourth quarter. A major portion of the market units’ capital expenditures for intangible assets and property, plant, and equipment is paid in the fourth quarter.

Due to the increase in investments in property, plant, and equipment and in intangible assets, free cash flow was 33 percent below the prior-year number.

Net Financial Position
€ in millions	Sept. 30, 2006	Dec. 31, 2005	Sept. 30, 2005
Bank deposits	2,869	5,859	6,126
Securities and funds (current assets)	9,613	9,260	9,181
Total liquid funds	12,482	15,119	15,307
Securities and funds (fixed assets)	1,525	1,160	1,040
Total financial assets	14,007	16,279	16,347
Financial liabilities to banks	–1,570	–1,572	–2,002
Bonds (including MTN)	–8,961	–9,538	–9,498
Commercial paper	–1,214	–	–1,061
Other financial liabilities	–1,223	–1,306	–636
Total financial liabilities	–12,968	–12,416	–13,197
Net financial position[1]	1,039	3,863	3,150
1Non-GAAP financial measure; see reconciliation in the next table.

Net financial position, a non-GAAP financial measure, is derived from a number of figures which are reconciled to the most directly comparable U.S. GAAP measure in the next table.

Reconciliation of Net Financial Position
€ in millions	Sept. 30, 2006	Dec. 31, 2005	Sept. 30, 2005
Liquid funds shown in the Consolidated Financial Statements	12,482	15,119	15,307
Financial assets shown in the Consolidated Financial Statements	23,434	21,686	20,434
– Thereof loans	–851	–1,100	–1,246
– Thereof equity investments	–20,374	–18,759	–17,407
– Thereof shares in affiliated companies	–684	–667	–741
= Total financial assets	14,007	16,279	16,347
Financial liabilities shown in the Consolidated Financial Statements	–15,125	–14,362	–15,181
– Thereof to affiliated companies	153	134	107
– Thereof to associated companies	2,004	1,812	1,877
= Total financial liabilities	–12,968	–12,416	–13,197
Net financial position	1,039	3,863	3,150

Our net financial position of €1,039 million was €2,824 million below the figure reported as of December 31, 2005 (€3,863 million). This is mainly attributable to financial outlays for investments in property, plant, and equipment, the acquisition of the natural gas business of Hungary’s MOL, and the €2.6 billion payment under our contractual trust arrangement. In addition, the dividend payout (including the special dividend) and the related tax payment resulted in substantial cash outflows. Our net financial position was positively affected by proceeds from the disposal of Degussa and E.ON Finland and, in particular, by our strong cash provided by operating activities.

Financial Key Figures
January 1 – September 30
€ in millions	2006	2005
Net interest expense[1]	–151	–224
Adjusted EBITDA[2]	8,441	7,629
Adjusted EBITDA ÷ net interest expense	55.9x	34.1x
1Non-GAAP financial measure; see reconciliation to interest income shown in the Consolidated Statements of Income on page 39. 2Non-GAAP financial measure; see reconciliation to net income on page 9.

Net interest expense declined by €73 million from the year-earlier figure, mainly due to our, on average, better net financial position compared with the first nine months of 2005. Net interest expense only includes the interest income of those items that are also part of net financial position.

On February 21, 2006, Standard & Poor’s (S&P) put its AA- long-term rating for E.ON bonds and its A-1+ short-term rating on credit watch with negative implications following E.ON’s announcement that E.ON had made an offer to acquire 100 percent of Endesa’s stock. On February 22, 2006, Moody’s announced that it was reviewing its Aa3 long-term rating for E.ON bonds for a possible downgrade, as well.

Following E.ON’s announcement that it was increasing its offer for Endesa, Moody’s announced on September 28, 2006, that it was also reviewing its P-1 short-term rating for a possible downgrade. On September 27, 2006, S&P confirmed that E.ON’s long-term and short-term ratings remained on credit watch with negative implications. Following the closing of the Endesa transaction, E.ON aims to have a single-A rating (A/A2).

On February 21, 2006, E.ON made an offer of €29.1 billion for 100 percent of Endesa’s stock. Pursuant to the terms of this offer, E.ON adjusted the offer to €26.9 billion following Endesa’s dividend payout in July 2006. On September 26, 2006, E.ON announced that it was increasing the existing offer to €37.1 billion. In this context, E.ON agreed to a new credit facility to finance the higher offer.

Employees

On September 30, 2006, the E.ON Group had 80,296 employees worldwide, as well as 2,577 apprentices and 233 board members and managing directors. Our workforce was essentially unchanged from year end 2005.

At the end of the third quarter, 46,168 employees, or 57.5 percent of all staff, were working outside Germany, also essentially unchanged from year end 2005.

Employees[1]
	Sept. 30, 2006	Dec. 31, 2005	+/– %
Central Europe	43,866	44,476	–1
Pan-European Gas	12,464	13,366	–7
U.K.	14,982	12,891	+16
Nordic	5,659	5,424	+4
U.S. Midwest	2,889	3,002	–4
Corporate Center	436	411	+6
Total	80,296	79,570	+1
Discontinued operations[2]	468	840	–44
1Figures do not include apprentices, managing directors, or board members. 2Includes WKE and, effective December 31, 2005, E.ON Finland.

The number of employees at Pan-European Gas declined by about 7 percent to 12,464 relative to year end 2005, mainly due to efficiency-enhancement measures at E.ON Gaz Romania.

At the end of the third quarter of 2006, U.K. had 14,982 employees, roughly 16 percent more than at year end 2005. The increase is mainly attributable to the further additions in customer service staff and increased hiring of technical personnel at the electric distribution and metering businesses.

At the end of the first nine months of 2006, Nordic had 5,659 employees, about 4 percent more than at year end 2005. The increase is mainly due to additions in retail sales staff and personnel at the network business.

The 4 percent decline in U.S. Midwest’s workforce compared with year end 2005 is due mainly to the sale of operating contracts of a service company in the non-regulated business.

During the reporting period, wages and salaries including social security contributions and retirement payments totaled €3.5 billion, compared with €3.3 billion a year ago.

Risk Situation

In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses.

Technologically complex facilities are involved in the production and distribution of energy. Operational failures or extended production stoppages of facilities or components of facilities could adversely impact our earnings situation. We seek to minimize these risks through ongoing employee training and qualification programs and regular maintenance and enhancement of our facilities.

In the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks which we address through the use of instruments suited to this purpose.

Our market units operate in an international market environment characterized by general risks related to the business cycle and by increasingly intense competition. We use a comprehensive sales management system and derivative financial instruments to limit the price and sales risks faced by our power and gas business on liberalized markets.

The political, legal, and regulatory environment in which the E.ON Group does business is a source of additional external risks. Changes to this environment can make planning uncertain. Our goal is to play an active and informed role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialogue with political leaders and representatives of government agencies. Currently, the following issues are of particular relevance:

•	The German Federal Ministry of Economics intends to intensify its antitrust oversight of the country’s electricity, natural gas, and heating markets. It has been discussed that companies that individually or jointly have a dominant position on these markets should, in the future, no longer be able to charge fees or portions of fees or demand other terms of business that are less favorable than those charged or demanded by companies on comparable markets (even if the deviation is slight) or to charge fees that unfairly exceed their costs. We believe that, if implemented, these proposals would substantially impede competition on Germany’s energy market. At this time, however, we are unable to quantify the effects the implementation of these proposals would have on E.ON.
•	Germany’s Federal Cartel Office (FCO) issued an order prohibiting E.ON Ruhrgas from implementing existing long-term gas supply contracts. E.ON Ruhrgas appealed the order by filing an emergency appeal with the State Superior Court in Düsseldorf to prevent the order from taking immediate effect. The emergency appeal was not successful. We are now concentrating our efforts on the main case before the State Superior Court whose decision can be appealed to the German Federal Appeals Court. We expect that the main case will provide our customers and us with a thorough legal clarification and therefore the necessary legal assurance, in particular about the permissibility of the competitive injunction issued against us by the FCO. In accordance with the terms of the FCO’s order, we have concluded new gas supply contracts (for the period after October 1, 2006) with our reseller customers affected by the order.
•	The FCO is carrying out an investigation into the use of CO2 certificates to calculate electricity prices. A fundamental principle of emissions trading is that factoring the cost of certificates into the price of electricity will serve to reduce CO2 emissions. The FCO is currently investigating whether the factoring in of CO2 certificates, which were allocated at no cost, is an abusive market practice.

The operational and strategic management of the E.ON Group relies heavily on highly complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and a wide range of technical security measures.

In the period under review, the E.ON Group’s risk situation did not change substantially from year end 2005.

Outlook

The E.ON Group’s positive operatings performance continued in the third quarter. We continue to expect our adjusted EBIT for 2006 to surpass the high prior-year level. However, we will not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on our successful Viterra and Ruhrgas Industries disposals.

The earnings forecast by market unit is as follows:

For 2006, we expect Central Europe’s adjusted EBIT to be above the prior-year level. We continue to expect to offset the adverse effects of regulatory measures affecting the operations of our network business through operating improvements in other areas and through nonrecurring effects relating to earnings from shareholdings already recorded in the course of the year.

We expect Pan-European Gas’s full-year adjusted EBIT to markedly exceed the figure for 2005, mainly due to positive earnings effects from the first half of this year. On balance, the up/midstream business will benefit from temperature-driven volume increases recorded in the first quarter. Moreover, oil price developments were a significant negative factor in the prior year. We expect the downstream business to deliver a lower adjusted EBIT due to the new regulatory regime in Germany.

The expected improvement in the U.K. market unit’s figures following the first quarter materialized during the second and third quarters. This improvement supports our expectation that full-year 2006 adjusted EBIT will be significantly above the 2005 figure. Important factors include the impact of retail price increases, increased value from U.K.’s generation fleet, and profit and cost initiatives partially counteracted by future commodity cost increases.

We anticipate that Nordic’s adjusted EBIT for 2006 will be significantly below the strong figure posted in 2005. Earnings development is affected by significantly higher nuclear and hydro taxes and by the absence of earnings streams from divested hydropower assets. In addition, Nordic’s electricity generation was negatively affected by the hydrological situation during the third quarter and by the unplanned outages in several Swedish nuclear units after the Forsmark incident. These effects will be partially counteracted by higher average achieved electricity prices.

We expect U.S. Midwest’s 2006 adjusted EBIT to slightly exceed the prior-year level due to lower costs following the exit from the organized MISO market in September.

Market Units

Central Europe

Central Europe
January 1 – September 30
€ in millions	2006	2005	+/– %
Sales	20,997	17,726	+18
– Thereof energy taxes	789	778	+1
Adjusted EBITDA	4,165	3,931	+6
Adjusted EBIT	3,243	2,945	+10

Market Development

German baseload electricity prices for 2007 delivery closed the quarter more than 5 percent higher than at the start of the year. However, the Federal Network Agency’s first rulings on network charges will serve to reduce electricity and natural gas prices for end-customers.

Power and Gas Sales

The Central Europe market unit increased its power sales by 6.2 billion kWh to 198.5 billion kWh. The increase is nearly entirely attributable to the inclusion of newly consolidated regional electricity distributors, particularly in Bulgaria, Romania, and the Netherlands.

Central Europe’s regional distribution companies sold about 20 billion kWh more natural gas than in the prior-year period. More than three quarters of the increase resulted from consolidation effects. In the prior-year period, our Hungarian gas utilities contributed only six months of results, Gasversorgung Thüringen (GVT) three months, and NRE of the Netherlands two months. Also included in the current year is JCP of the Czech Republic, which became a consolidated E.ON company in September 2006. The remainder of the increase is primarily weather driven.

Power Generation and Procurement

Central Europe utilized its flexible mix of generation assets to meet about 47 percent of its electricity requirements, compared with 48 percent in the prior year. It procured around 4.5 billion kWh more electricity from outside sources than in the year-earlier period. This increase results mainly from the inclusion of newly consolidated subsidiaries in Bulgaria and Romania.

Power Generation and Procurement[1]
January 1 – September 30
Billion kWh	2006	2005	+/– %
Owned generation	98.3	96.4	+2
Purchases	109.8	105.2	+4
– Jointly owned power plants	9.2	9.1	+1
– Outside sources	100.6	96.1	+5
Power procured	208.1	201.6	+3
Station use, line loss, pumped- storage hydro	–9.6	–9.3	+3
Power sales	198.5	192.3	+3
1Excludes trading activities.

Sales and Adjusted EBIT

Central Europe grew sales by €3.3 billion relative to the prior-year period. The expansion of our operations, particularly in Central Europe East, is responsible for about one third of the increase. The increase is mainly also attributable to adjustments to our power and gas prices resulting from the global rise in raw-material and energy prices and to weather-driven volume increases, particularly of natural gas.

Adjusted EBIT rose by €298 million year on year, with Central Europe’s business units developing as follows:

With an increase of €75 million, Central Europe West Power’s adjusted EBIT was only slightly above the prior-year figure. At the end of the second quarter, adjusted EBIT was €136 million below the prior-year figure. This modest development is mainly attributable to negative effects totaling €473 million relating to the new regulation of network charges in Germany (see commentary on page 7). These effects could not be fully offset by further operating improvements in other areas. The passthrough of higher wholesale electricity prices to end-customers was offset by higher conventional fuel costs and higher power procurement costs. Adjusted EBIT was also negatively affected by increased charges stemming from earlier reporting periods. Positive effects included significant nonrecurring earnings from shareholdings and the absence of provisions for nuclear operations taken in the prior year.

Adjusted EBIT at Central Europe West Gas was €39 million above the prior-year figure, particularly due to the fact that GVT was not a consolidated E.ON company in the prior-year period and to volume increases resulting from cold weather in the first half of the year. The regulation of network charges in Germany reduced adjusted EBIT by €46 million.

Central Europe East’s adjusted EBIT rose by €71 million compared with the same period last year. This largely reflects the inclusion, for the entire period under review, of earnings from regional distributors in Bulgaria, Hungary, and Romania acquired in 2005. The increase also results from price-driven effects at our operations in Bulgaria and the Czech Republic.

Adjusted EBIT recorded under Other/Consolidation increased by €113 million, mainly due to higher income from realized hedging transactions and high earnings from shareholdings.

Financial Highlights by Business Unit
	Central Europe West				Central Europe		Other/
January 1 – September 30	Power		Gas		East		Consolidation		Central Europe
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales[1]	13,836	12,457	3,573	2,548	2,480	1,772	319	171	20,208	16,948
Adjusted EBITDA	3,173	3,189	424	376	393	306	175	60	4,165	3,931
Adjusted EBIT	2,643	2,568	257	218	243	172	100	–13	3,243	2,945
1Excludes energy taxes; trading activities are recognized net.

Pan-European Gas

Pan-European Gas
January 1 – September 30
€ in millions	2006	2005	+/– %
Sales	17,750	11,940	+49
– Thereof energy taxes	1,990	2,192	–9
Adjusted EBITDA	2,198	1,412	+56
Adjusted EBIT	1,596	1,125	+42

Market Development

Germany consumed about 5.5 percent more natural gas in the first nine months of 2006 than in the prior-year period, mainly due to cooler weather in the first four months of the year and increased use of natural gas for electric generation. Between July and September, natural gas consumption declined by 3 percent due to temperatures that averaged about 0.5 degrees Centigrade higher than in the previous year.

Gas Sales

Through September 30, Pan-European Gas sold slightly more than 8 percent more natural gas than in the prior-year period. It sold 111.2 billion kWh of natural gas in the third quarter, 2 percent less than last year.

Gas Sales by Period[1]
January 1 – September 30
Billion kWh	2006	2005	+/– %
First quarter	266.3	225.6	+18
Second quarter	138.6	137.5	+1
July	34.1	38.9	–12
August	38.2	36.4	+5
September	38.9	38.5	+1
Third quarter	111.2	113.8	–2
Gas sales	516.1	476.9	+8
1Gas sales of E.ON Ruhrgas AG.

Sales outside Germany, which rose by 29 percent to 110 billion kWh, were a significant factor in the increase and accounted for more than one fifth of total sales volume. In Denmark, France, Italy, and the Netherlands we concluded new supply contracts and contract extensions with a term of one year or more and a total volume of approximately 10 billion kWh.

In the first nine months of 2006, sales volume in Germany rose by 4 percent year on year to 406 billion kWh. Third-quarter sales volume of 83 billion kWh was 10 percent below the prior-year figure. Sales by segment reflect the higher share of sales outside Germany, which increased from 18 to 21 percent of total sales volume. Regional gas companies accounted for 46 percent of total sales volume, municipal utilities for 23 percent, and industrial customers for 10 percent compared with 48 percent, 23 percent, and 11 percent, respectively, in the prior-year period.

Supply Agreements Concluded with Gazprom

In August, we concluded agreements with Gazprom for contractual commitments to new volume and contract extensions for additional volume totaling about 400 billion cubic meters of natural gas. The agreements extend existing contracts by 15 years through 2035, and, from 2010/2011 through 2036, involve the supply of additional natural gas to be transported via the Nord Stream pipeline to Germany’s Baltic Sea coast. Nord Stream, a joint project of Gazprom, E.ON Ruhrgas, and Wintershall, is important for Europe’s natural gas supply. E.ON Ruhrgas is also participating in the construction of two new pipelines linking Nord Stream to Germany’s natural gas network. The annual supply amount of roughly 24 billion cubic meters is one third of E.ON Ruhrgas’s current procurement.

Gas Production Higher

Pan-European Gas produced about 80 percent more natural gas and just over 20 percent more oil and condensates than in the previous year. The sharp increase results from the expansion of the upstream business and in particular from the inclusion of E.ON Ruhrgas UK North Sea for the first time.

In September, E.ON Ruhrgas UK North Sea successfully completed test-drilling in Babbage gas field, in which the company owns a 47 percent share.

In order to further expand the upstream business in Norway as well, E.ON Ruhrgas Norge has applied for an operator’s permit in Norway and will bid for licenses in the upcoming round of license allocations.

Sales and Adjusted EBIT

In the first nine months of 2006, Pan-European Gas increased sales (excluding energy taxes) by 62 percent year on year to €15.8 billion.

Sales growth in the midstream business resulted primarily from higher sales volumes in conjunction with higher average sales prices. Sales rose at the upstream business due in particular to the inclusion of E.ON Ruhrgas UK North Sea along with higher sales prices driven by oil prices. This company was acquired in 2005 and only contributed to consolidated sales in November and December of the prior year. In September 2005, Pan-European Gas increased its stake in Njord Field from 15 percent to 30 percent, which also had a positive effect on sales in the current-year period.

Consolidation effects were also responsible for a significant increase in sales at Downstream Shareholdings. First, E.ON Földgaz Trade and E.ON Földgaz Storage became consolidated E.ON subsidiaries on March 31, 2006. Second, the sales of E.ON Gaz Romania are included from the beginning of 2006, whereas in 2005 they were not consolidated until the third quarter.

Pan-European Gas’s adjusted EBIT for the first three quarters of 2006 increased significantly year on year, from €1,125 million to €1,596 million.

Continued high oil and natural gas price levels constituted the key factor in the upstream business’s adjusted EBIT performance. Temperature-driven volume increases in the first quarter and sales growth outside Germany resulted in a significant increase in adjusted EBIT at the midstream business. In addition, the continual rise in oil prices had had a considerable negative impact on adjusted EBIT in the prior-year period. Furthermore, nonrecurring income from the final clearing of trading transactions contributed to the increase in adjusted EBIT; the negative effects of these transactions had had a negative impact on the prior-year figure.

In the third quarter, the new regulation of network charges in Germany had a significant negative impact on adjusted EBIT at Downstream Shareholdings. In some cases, the new regulation of network charges led to significant corrections in returns. By contrast, higher equity earnings from associated companies constituted a key positive effect on adjusted EBIT. Another was the inclusion of E.ON Gaz Romania for the entire period under review, whereas E.ON Földgaz Trade, which operates in Hungary’s regulated gas market, recorded a negative adjusted EBIT due to the delay in passing through higher procurement costs.

Financial Highlights by Business Unit
January 1 – September 30	Up-/Midstream		Downstream Shareholdings		Other/ Consolidation		Pan-European Gas
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005
Sales[1]	13,209	8,767	3,041	1,261	–490	–280	15,760	9,748
Adjusted EBITDA	1,530	936	660	468	8	8	2,198	1,412
Adjusted EBIT	1,222	712	367	405	7	8	1,596	1,125
1Excludes energy taxes.

U.K.

U.K.
January 1 – September 30
€ in millions	2006	2005	+/– %
Sales	8,735	6,916	+26
Adjusted EBITDA	1,125	1,156	–3
Adjusted EBIT	710	715	–1

Market Development

UK market electricity and natural gas consumption at 258 billion kWh and 751 billion kWh, respectively, for the first nine months of 2006 was broadly in line with 2005.

On August 17, E.ON UK announced a consumer price rise of 9.7 percent for electricity and 18.4 percent for gas effective from August 21. E.ON UK provides practical solutions to improve the energy efficiency and income of households in, or at risk of, fuel poverty through its CaringEnergy scheme. E.ON UK has committed £100 million to CaringEnergy over the next three years.

E.ON UK’s Retail business has moved from sixth position to second position in the Energywatch league table reflecting the focus on customer service.

Power and Gas Sales

The decrease in Industrial and Commercial (I&C) power and gas volumes reflected E.ON UK’s focus on margin rather than volume. Residential and SME power sales volumes increased despite a 2 percent reduction in the number of customer accounts; the volume increase is primarily due to colder weather in the first quarter.

Sales by Customer Segment[1]
January 1 – September 30
Billion kWh	2006	2005	+/– %
Power – Residential and SME	27.5	26.3	+5
Power - I&C	13.7	17.1	–20
Total power sales	41.2	43.4	–5
Gas – Residential and SME	45.5	45.5	–
Gas – I&C	21.2	23.7	–11
Total gas sales	66.7	69.2	–4
1Excludes wholesale and energy trading activities.

Power Generation and Procurement

The slight year-on-year decrease in owned generation is due to lower gas generation (lower spark spreads) which is almost offset by increased coal generation (higher dark spreads). Coal generation was higher despite a long outage at Ratcliffe in the third Quarter of 2006. Purchases from outside sources declined due to lower retail I&C sales volumes.

Power Generation and Procurement
January 1 – September 30
Billion kWh	2006	2005	+/– %
Owned generation	25.1	25.3	–1
Purchases	16.8	19.4	–13
– Jointly owned power plants	0.4	1.6	–75
– Outside sources	16.4	17.8	–8
Power procured	41.9	44.7	–6
Station use, line loss, pumped- storage hydro	–0.7	–1.3	–
Power sales	41.2	43.4	–5

U.K.’s attributable generation capacity is 10,547 MW, an increase of 640 MW from September 2005. This was mainly due to the return of an oil-fired unit at Grain.

In response to the Renewable Obligation, E.ON UK continues to grow a balanced portfolio of renewable power purchase agreements and physical assets. In the first nine months of 2006, E.ON UK co-fired biomass materials at Kingsnorth and Ironbridge, generating a total of 205 million kWh. Work has also commenced on the construction of a 44 MW wood-burning plant in Lockerbie in southwest Scotland, which when built will be the United Kingdom’s largest dedicated biomass plant. In addition, construction of an 18 MW onshore wind project at Stags Holt has started in October 2006 and will be operational in the fourth quarter 2007.

Sales and Adjusted EBIT

The U.K. market unit increased its sales in the first nine months of 2006 compared with the prior year primarily due to price increases in the retail business. This was driven by higher natural gas and power prices in the wholesale market. U.K. delivered an adjusted EBIT of €710 million in the first nine months of 2006, of which €347 million was in the regulated business and €443 million in the non-regulated business.

Adjusted EBIT at the non-regulated business increased by €50 million. The increase is primarily due to retail price rises, higher generation value and cost and profit initiatives offset by the impact of higher natural gas costs in the first quarter 2006, and the one-off prior year benefit relating to the integration of previously outsourced customer service activities. Despite adjusted EBIT being slightly below prior year, the performance in the second and third quarter of €263 million versus the prior year has almost reversed the underperformance in the first quarter of -€213 million versus the prior year. This improvement is in line with our expectation that the increase in Retail prices along with cost and profit initiatives would restore business margins.

The regulated business shows steady year-on-year growth with the €20 million adjusted EBIT increase being mainly due to a tariff change allowed by the regulator following a distribution price control review.

Other/consolidation is €75 million below the prior year due to higher service costs from a growing business, higher pension costs, and foreign exchange costs.

Financial Highlights by Business Unit
January 1 – September 30	Regulated business		Non-regulated business[1]		Other/ Consolidation		U.K.
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005
Sales	621	604	8,171	6,449	–57	–137	8,735	6,916
Adjusted EBITDA	457	441	747	709	–79	6	1,125	1,156
Adjusted EBIT	347	327	443	393	–80	–5	710	715
1The non-regulated business now includes the new Energy Services business a material part of which was previously reported at the regulated business. The non-regulated business also includes a recharge from Business Services (facilities, IT, and other shared services); 2005 has been rebased to ensure that comparisons are valid. The regulated business already included the recharge due to regulatory reasons.

Nordic

Nordic
January 1 – September 30
€ in millions	2006	2005	+/– %
Sales	2,254	2,335	–3
– Thereof energy taxes	288	295	–2
Adjusted EBITDA	708	837	–15
Adjusted EBIT	437	581	–25

Market Development

The Nordic region consumed 2.2 percent more electricity than in the prior-year period, mainly due to higher consumption resulting from considerably colder weather at the beginning of the year. Autumn has been warmer than normal.

Imports to Nordic from surrounding countries increased to over 9 billion kWh during the first nine months of 2006 compared with a net export of 1 billion kWh in the prior-year period. Net exports to Germany were less than 1 billion kWh compared with 9 billion kWh during the same period last year and are decreasing.

Power Sales

E.ON Nordic sold 4.8 billion kWh less electricity than in the corresponding period of 2005 due to lower sales at the Nord Pool, Northern Europe’s energy exchange. This was a consequence of both the sale of hydropower assets to Statkraft in late 2005, which reduced Nordic’s owned generation capacity, and lower hydropower production due to the prevailing hydropower situation. Sales to residential customers decreased compared with the previous year, while sales to commercial customers increased slightly.

Power Generation and Procurement

E.ON Nordic covered 69 percent of its electricity sales with power from its own generation assets. E.ON Nordic’s owned generation decreased by 4.5 billion kWh relative to the prior-year period. Hydropower production decreased due to the sale of hydropower assets to Statkraft in October 2005, but primarily due to significantly lower reservoir inflow. In addition, several Swedish nuclear units were taken offline as a consequence of an incident at Vattenfall’s Forsmark nuclear power station in late July. The overall decrease in hydro and nuclear production in the third quarter was somewhat counteracted by increased CHP production and higher availability of nuclear assets in the first half of the year.

Power Generation and Procurement
January 1 – September 30
Billion kWh	2006	2005	+/– %
Owned generation	20.3	24.8	–18
Purchases	10.7	10.6	+1
– Jointly owned power plants	7.5	7.5	–
– Outside sources	3.2	3.1	+3
Power procured	31	35.4	–12
Station use, line loss	–1.6	–1.2	–
Power sales	29.4	34.2	–14

Gas and Heat Sales

Heat sales increased as a consequence of colder weather at the beginning of the year and the acquisition of heat operations in Denmark. Natural gas sales declined despite the colder weather, primarily due to lower sales to distributors and increased competition.

Gas and Heat Sales
January 1 – September 30
Billion kWh	2006	2005	+/– %
Gas sales	4.2	5.1	–18
Heat sales	5.7	5.2	+10

Sales and Adjusted EBIT

E.ON Nordic’s sales, excluding energy taxes, decreased by 4 percent compared with the first nine months of 2005. The decrease was primarily due to lower hydropower generation, which was partially offset by higher average sales prices.

E.ON Nordic’s adjusted EBIT decreased by €144 million year-on-year to €437 million. Compared with the prior year, adjusted EBIT for the first nine months was negatively impacted by increased taxes on hydro and nuclear assets. Significantly lower reservoir inflow resulted in lower hydropower generation. In addition, the hydropower assets sold to Statkraft contributed to prior-year adjusted EBIT. Adjusted EBIT was positively impacted by rising spot electricity prices and successful hedging activities, which enabled Nordic to secure higher average sales prices for its production portfolio.

Financial Highlights by Business Unit[1]
January 1 – September 30	Regulated business		Non-regulated business		Other/ Consolidation		Nordic
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005
Sales[2]	535	605	1,376	1,623	55	–188	1,966	2,040
Adjusted EBITDA	245	275	469	543	–6	19	708	837
Adjusted EBIT	163	189	291	392	–17	–	437	581

1Effective mid-January 2006, E.ON Finland is recorded under discontinued operations. On June 26, 2006, E.ON Nordic and Fortum finalized the transfer to Fortum of all of E.ON Nordic's shares in E.ON Finland pursuant to an agreement signed on February 2, 2006. As a consequence of the sale, the Nordic market unit's segmentation has changed. The previous geographical segmentation (Sweden and Finland) has been replaced by a segmentation based on the operating environments of the different lines of business (Regulated, Non-Regulated, Consolidation/Other).

2Excludes energy taxes.

U.S. Midwest

U.S. Midwest
January 1 – September 30
€ in millions	2006	2005	+/– %
Sales	1,482	1,465	+1
Adjusted EBITDA	436	422	+3
Adjusted EBIT	285	277	+3

MISO Exit Effective September

E.ON U.S. has completed the exit from the Midwest Independent System Operator (MISO) and entered into alternative arrangements with the Tennessee Valley Authority and Southwest Power Pool effective September 2006.

Power and Gas Sales

Sales by Customer Segment
January 1 – September 30
Billion kWh	2006	2005	+/– %
Regulated utility business
– Retail customers	24.8	25.4	–2
– Off-system sales	1.7	3.2	–47
Power sales	26.5	28.6	–7
– Retail customers	8.3	9.3	–11
– Off-system sales	–	0.8	–100
Gas sales	8.3	10.1	–18

Regulated utility retail power sales volumes decreased slightly in 2006 compared with 2005, primarily due to milder weather in 2006. Off-system sales volumes were lower compared with 2005 as a result of an increased use of E.ON U.S.’s generation for native load to replace the lost volumes from a purchase contract with Electric Energy Inc. (EEI). EEI is a 1,000 MW power station in which E.ON U.S. has a 20 percent stake. In the past, E.ON U.S. could buy its share of the output at cost and utilize this to meet native load. Since January 1, 2006, EEI sells its power at market prices. E.ON U.S. can no longer utilize this power to meet native load and now supplies this power from its own generation. Retail natural gas sales volumes declined due largely to milder winter weather compared with 2005 and reduced consumption due to higher prices. Off-system sales of natural gas decreased due to high market prices in the first quarter and correspondingly lower availability of excess gas for sale.

Power Generation and Procurement

Coal-fired power plants accounted for 96 percent of U.S. Midwest’s electric generation in 2006, while gas-fired and hydro generating assets accounted for the remaining 4 percent.

Power Generation and Procurement
January 1 – September 30
Billion kWh	2006	2005	+/– %
Proprietary generation
– Owned power stations	26.3	26.9	–2
Purchases	2.6	3.9	–33
Power procured	28.9	30.8	–6
Station use, line loss	–2.4	–2.2	–
Power sales	26.5	28.6	–7

Sales and Adjusted EBIT

U.S. Midwest’s sales were in line with last year. Lower volumes due to milder weather were offset by higher gas prices recoverable from retail customers.

U.S. Midwest’s adjusted EBIT increased by 3 percent, mainly due to favorable exchange-rate variances. Lower retail volumes in the regulated business, mainly due to significantly milder weather in 2006, were more than offset by cost savings due to the exit from MISO in the third quarter of 2006 and lower operating expenses as a result of the completion of the amortization of prior restructuring costs. In addition, the regulated business benefited from higher earnings on environmental capital spending.

In the non-regulated business, lower earnings as a result of the sale of an interest in a coal-fired facility in North Carolina in mid-2006 were partly offset by better performance in the Argentine business.

Financial Highlights by Business Unit
January 1 – September 30	Regulated business		Non-regulated business/Other		U.S. Midwest
€ in millions	2006	2005	2006	2005	2006	2005
Sales	1,432	1,405	50	60	1,482	1,465
Adjusted EBITDA	426	411	10	11	436	422
Adjusted EBIT	283	269	2	8	285	277

Interim Financial Statement (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Income
	July 1 – September 30		January 1 – September 30
€ in millions	2006	2005	2006	2005
Sales	12,536	11,346	49,451	39,520
Energy taxes	–458	–810	–3,067	–3,254
Sales, net of energy taxes	12,078	10,536	46,384	36,266
Cost of goods sold and services provided	–9,988	–8,384	–37,791	–28,221
Gross profit on sales	2,090	2,152	8,593	8,045
Selling expenses	–1,125	–933	–3,309	–2,833
General and administrative expenses	–357	–355	–1,265	–1,032
Other operating income	2,480	1,185	5,738	5,378
Other operating expenses	–3,249	–1,206	–6,438	–4,252
Financial earnings	–145	–342	178	–173
Income/Loss (-) from continuing operations before income taxes and minority interests	–306	501	3,497	5,133
Income taxes	36	–128	–730	–1,625
Minority interests	35	–105	–270	–370
Income/Loss (-) from continuing operations	–235	268	2,497	3,138
Income/Loss (-) from discontinued operations, net	37	3,105	132	3,261
Net income	–198	3,373	2,629	6,399

Earnings per share in €, basic and diluted
– from continuing operations	–0.36	0.41	3.79	4.76
– from discontinued operations	0.06	4.71	0.20	4.95
– from net income	–0.30	5.12	3.99	9.71

E.ON AG and Subsidiaries Consolidated Balance Sheets
€ in millions	Sept. 30, 2006	Dec. 31, 2005
Assets
Goodwill	15,295	15,363
Intangible assets	3,821	4,125
Property, plant, and equipment	41,655	41,323
Financial assets	23,434	21,686
Fixed assets	84,205	82,497
Inventories	3,850	2,457
Financial receivables and other financial assets	2,066	2,019
Operating receivables and other operating assets	19,309	21,354
Liquid funds (thereof cash and cash equivalents < 3 months 2006:2,627; 2005:4,413)	12,482	15,119
Nonfixed assets	37,707	40,949
Deferred taxes	1,505	2,079
Prepaid expenses	475	356
Assets of disposal groups	647	681
Total assets	124,539	126.562
E.ON AG and Subsidiaries Consolidated Balance Sheets
€ in millions	Sept. 30, 2006	Dec. 31, 2005
Stockholders’ equity and liabilities
Stockholders’ equity	44,871	44,484
Minority interests	4,872	4,734
Provisions for pensions	6,417	8,720
Other provisions	26,588	25,142
Accrued liabilities	33,005	33,862
Financial liabilities	15,125	14,362
Operating liabilities	17,011	19,052
Liabilities	32,136	33,414
Liabilities of disposal groups	634	831
Deferred tax liabilities	7,822	8,420
Deferred income	1,199	817
Total stockholders’ equity and liabilities	124,539	126,562

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow
July 1 – September 30
€ in millions	2006	2005
Net income	2,629	6,399
Income applicable to minority interests	270	370
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations, net	–132	–3,261
Depreciation, amortization, impairment	2,875	2,125
Changes in provisions	1,136	68
Changes in deferred taxes	–413	–57
Other noncash income and expenses	–566	–107
Gain/Loss on disposal of fixed assets	–574	–196
Changes in nonfixed assets and other operating liabilities	–733	–599
Cash provided by operating activities	4,492	4,742
Proceeds from disposal of
equity investments and other financial assets	3,853	5,762
intangible assets and property, plant, and equipment	125	130
Purchase of
equity investments and other financial assets	–1,333	–1,175
intangible assets and property, plant, and equipment	–2,558	–1,864
Changes in other liquid funds	–2,262	–388
Cash provided by (used for) investing activities of continuing operations	–2,175	2,465
Payments received/made from changes in capital, including minority interests	1	–
Payments for treasury stock, net	–	–44
Payment of cash dividends to
stockholders of E.ON AG	–4,614	–1,549
minority stockholders	–232	–233
Changes in financial liabilities	796	–3,192
Cash provided by (used for) financing activities of continuing operations	–4,049	–5,018
Net increase (decrease) in cash and cash equivalents maturing (< 3 months) from continuing operations	–1,732	2,189
Cash provided by operating activities of discontinued operations	65	134
Cash provided by (used for) investing activities of discontinued operations	–105	–347
Cash provided by (used for) financing activities of discontinued operations	2	–172
Net increase (decrease) in cash and cash equivalents maturing (< 3 months) from discontinued operations	–38	–385
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	–16	80
Cash and cash equivalents (< 3 months) at the beginning of the period	4,413	4,176
Cash and cash equivalents (< 3 months) from discontinued operations at the end of the period	–	–
Cash and cash equivalents (< 3 months) as shown on the balance sheet	2,627	6,060
Available-for-sale securities (> 3 months) from continuing operations at the end of the period	9,855	9,247
Liquid funds as shown on the balance sheet	12,482	15,307

Consolidated Statements of Changes in Stockholders’ Equity
				Accumulated other comprehensive income
€ in millions	Capital stock	Additional paid-in capital	Retained earnings	Currency translation adjust-ments	Available- for-sale securities	Minimum pension liability	Cash flow Hedges	Treasury stock	Total
Balance as of January 1, 2005	1,799	11,746	20,003	–896	2,178	–1,090	76	–256	33,560
Shares repurchased/sold		3						–12	–9
Dividends paid			–1,549						–1,549
Net income			6,399						6,399
Other comprehensive income				436	3,736	55	38		4,265
Total comprehensive income									10,664
Balance as of September 30, 2005	1,799	11,749	24,853	–460	5,914	–1,035	114	–268	42,666

Balance as of January 1, 2006	1,799	11,749	25,861	–276	6,876	–1,402	133	–256	44,484
Shares repurchased/sold
Dividends paid			–4,614						–4,614
Net income			2,629						2,629
Other comprehensive income				–383	2,808	196	–249		2,372
Total comprehensive income									5,001
Balance as of September 30, 2006	1,799	11,749	23,876	–659	9,684	–1,206	–116	–256	44,871

Notes

Accounting Policies

The accounting policies used to prepare the Interim Financial Statements for the nine months ended September 30, 2006, correspond to those used in the Consolidated Financial Statements for the year ended December 31, 2005, with the following exceptions.

On January 1, 2006, E.ON adopted Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R requires us to account for our stock appreciation rights (SAR) on the basis of their fair values and to recognize the corresponding expenses in our Statements of Income. Prior to adopting SFAS 123R, we accounted for SAR on the basis of intrinsic values and recognized the corresponding expenses in our Statements of Income, as provided by SFAS 123 in conjunction with FASB Interpretation 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Pursuant to SFAS 123R we use a Monte Carlo simulation technique to calculate the fair value of SAR. The cumulative effect of initially applying SFAS 123R by using the modified version of prospective application as the transition method had no material effect on our results of operations. As a result, no further disclosure is provided.

New Accounting Pronouncement

FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, was published in July 2006. FIN 48 applies to fiscal years that begin after December 15, 2006. We are currently evaluating the potential effects of applying FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This statement provides additional guidance for fair value measurements of assets and liabilities. It applies whenever other standards require assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. Under SFAS 157, fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability. A fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. In accordance with this principle, this statement establishes a fair value hierarchy that gives highest priority to quoted prices on active markets. At the lowest rung of this hierarchy are unobservable data such as the reporting entity’s own data. This statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effects of applying SFAS 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. SFAS 158 is effective for fiscal years ending after December 15, 2006. Based on our unfunded obligation as of December 31, 2005, the adoption of SFAS 158 would decrease total assets (excluding deferred taxes) by €337 million, increase provisions for pensions by €895 million, and reduce total shareowners’ equity by €822 million. It would also result in a net increase of approximately €410 million in deferred taxes recorded in the Consolidated Balance Sheets. At this time, we anticipate that there will be at most very minimal additional valuation allowances on deferred tax assets at individual subsidiaries that will record higher deferred tax assets as a result of implementing the new standard. In this case, a valuation allowance of deferred tax assets would be offset against shareholders’ equity and would not affect net income. The adoption of SFAS 158 will not affect our results of operations. We cannot rule out the possibility that changed actuarial assumptions and actual plan performance could have a significant impact on the actual amounts recorded.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 was issued in order to elimi-

nate the diversity of practice surrounding how public companies quantify financial statement misstatements. We will initially apply the provisions of SAB 108 for the year ending December 31, 2006, and are currently evaluating the possible effects.

Variable Interest Entities

As of September 30, 2006, we consolidated the following variable interest entities (VIEs): two jointly managed electric generation companies, one real estate leasing company, and a company that manages shareholdings. Effective the second quarter of 2006, FIN 46R no longer applies to a real estate leasing company following our acquisition of more shares in this company.

As of September 30, 2006, we consolidated VIEs that had total assets of approximately €742 million and recorded earnings of €3 million prior to consolidation. Fixed assets and other assets in the amount of €158 million serve as collateral for liabilities relating to financial leases and bank loans.

With the exception of one VIE, the creditors of our consolidated VIEs have limited recourse to the primary beneficiary’s assets. In the case of this one VIE, the primary beneficiary is liable for €75 million.

In addition, since July 1, 2000, we have had a contractual relationship with a VIE, a leasing company operating in the energy sector, for which we are not the primary beneficiary. This entity is currently being liquidated pursuant to a decision made by its owners. This entity had no significant assets and no liabilities at year end 2005. We do not expect E.ON to realize a loss from either its relations with this entity or from the entity’s liquidation.

Due to a lack of information, we continue to be unable to compute, pursuant to FIN 46R, the financial situation of another special-purpose entity, which has existed since 2001 and whose activities were expected to terminate in the fourth quarter of 2005. The main transactions between this entity and the E.ON Group were completed in the fourth quarter of 2005. However, this entity has not yet been liquidated. Its activities consisted of liquidating the assets of divested operations. Originally, its total assets amounted to €127 million. We do not expect E.ON’s results of operations to be materially affected by this entity.

Acquisitions, Discontinued Operations, and Disposals

Acquisitions in 2006

Effective March 31, 2006, E.ON Ruhrgas acquired 100 percent of the natural gas trading and storage operations of MOL, a Hungarian oil and gas company, by acquiring ownership interests in Budapest-based MOL Földgázellátó Rt. and Budapest-based MOL Földgáztároló Rt. (now E.ON Földgaz Storage and E.ON Földgaz Trade). The purchase price was approximately €450 million. It was further agreed that, depending on regulatory developments, compensatory payments would be made through the end of 2009 if this should become necessary for a subsequent adjustment of the purchase price. The entities became consolidated E.ON companies on March 31, 2006.

Discontinued Operations

Pursuant to SFAS 144, we report two companies as discontinued operations in the first nine months of 2006: E.ON Finland, Espoo, Finland, at our Nordic market unit and the operations of Western Kentucky Energy Corp. (WKE), Henderson, Kentucky, USA, at our U.S. Midwest market unit. E.ON Finland was sold in June 2006. In addition, E.ON recorded a gain of initially about €26 million in the third quarter of 2006 relating to a purchase price adjustment on the sale of Viterra.

Through WKE, E.ON U.S. operates the generating facilities of a power generation cooperative in western Kentucky and a coal-fired facility owned by the city of Henderson, Kentucky, under a leasing arrangement. In November 2005, the parties involved entered into a letter of intent to terminate the lease and operational agreements between the parties and other related matters. The closing of the transaction is subject to review and approval by various regulatory agencies and other interested parties. We classified WKE as a discontinued operation in late December 2005.

On June 26, 2006, E.ON Nordic and Fortum Power and Heat Oy (Fortum) finalized the transfer to Fortum of all of E.ON Nordic’s shares in E.ON Finland pursuant to an agreement signed on February 2, 2006. The purchase price for 65.56 percent of E.ON Finland’s shares totaled about €390 million. In mid-January 2006, we classified E.ON Finland as a discontinued operation.

Pursuant to U.S. GAAP, the income and expenses of discontinued operations are reported separately under “Income/Loss (-) from discontinued operations, net.” The Consolidated Statements of Income and the Consolidated Statements of Cash Flows, including the notes relating to them, for the period ended September 30, 2006, and for the prior period have been adjusted for these discontinued operations. The assets and liabilities of these discontinued operations are shown in the Consolidated Balance Sheet for the period ended September 30, 2006, under “Assets of disposal groups” and “Liabilities of disposal groups.” We did not reclassify prior-year balance-sheet line items attributable to discontinued operations because such reclassification is not required by SFAS 144.

Other Disposals

Continuing the implementation of its framework agreement with RAG, on March 21, 2006, E.ON transferred its stake in Degussa (42.9 percent) into RAG Projektgesellschaft mbH, Essen. E.ON’s Degussa stake was forward sold to RAG on the same date. The transaction initially resulted in a gain of €618 million. However, because E.ON holds a 39.2 percent stake in RAG, the share of the gain recorded in our Consolidated Statement of Income was €376 million. On July 3, 2006, E.ON and RAG executed the forward sales agreement for E.ON’s stake in RAG Projektgesellschaft mbH. E.ON has now sold all of its remaining, indirectly held stake in Degussa. RAG paid E.ON the roughly €2.8 billion purchase price on August 31, 2006.

The following table shows the major line items of the statements of income of the above-named discontinued operations.

Major Income Statement Line Items of Discontinued Operations (Summary)
January 1 – September 30	E.ON Finland		WKE		Viterra		Ruhrgas Industries		Other		Total
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales	131	181	176	159	–	453	–	847	–	–	307	1,640
Net income from disposal	11	–	–	–	26	2,450	–	613	–	10	37	3,073
Other operating income/expenses, net	–115	–144	–23	–157	–	–284	–	–803	–	–	–138	–1,388
Income/Loss (-) before income taxes and minority interests	27	37	153	2	26	2,619	–	657	–	10	206	3,325
Income taxes	–7	–10	–58	–4	–	–12	–	–22	–	–4	–65	–52
Minority interests	–9	–11	–	–	–	–	–	–1	–	–	–9	–12
Income/Loss (-) from discontinued operations, net	11	16	95	–2	26	2,607	–	634	–	6	132	3,261

The following table shows major line items of the balance sheets of WKE, which is classified as a discontinued operation.

Major Balance Sheet Line Items of the Discontinued Operation WKE (Summary)
€ in millions	Sept. 30, 2006
Fixed assets	220
Nonfixed and other assets	427
Total assets	647
Liabilities (including minority interests)	634
Net assets	13

Acquisitions and discontinued operations from 2005 are described in detail in our 2005 Annual Report.

Research and Development

The E.ON Group’s research and development expense totaled €12 million in the first nine months of 2006 and €15 million in the prior-year period.

Earnings per Share

Earnings per share were computed as follows:

Earnings per Share
	July 1 – Sept. 30		January 1 – Sept. 30
	2006	2005	2006	2005
Income/Loss (-) from continuing operations (€ in millions)	–235	268	2,497	3,138
Income/Loss (-) from discontinued operations, net (€ in millions)	37	3,105	132	3,261
Net income (€ in millions)	–198	3,373	2,629	6,399
Weighted average number of shares outstanding (in 1,000)	659,154	659,042	659,154	659,042
Earnings per share (in €)
– from continuing operations	–0.36	0.41	3.79	4.76
– from discontinued operations	0.06	4.71	0.20	4.95
– from net income	–0.30	5.12	3.99	9.71

Financial Earnings

The table below provides details of financial earnings for the periods indicated.

Financial Earnings
January 1 – September 30
€ in millions	2006	2005	+/– %
Income from companies accounted for using the equity method	687	292	+135
Other income from companies in which share investments are held	179	170	+5
Income from share investments	866	462	+87
Income from other long-term securities	27	27	–
Income from long-term loans	25	29	–14
Other interest and similar income	807	710	+14
Interest and similar expenses	–1,408	–1,350	–
– thereof SFAS 143 accretion expense	–392	–375	–
– thereof from financial liabilities to affiliated companies and to companies in which share investments are held	–31	–14	–
Interest and similar expenses (net)	–549	–584	–
Writedown of securities, share investments, and long-term loans	–139	–51	–
Financial earnings	178	–173	–

Goodwill and Intangible Assets

The table below shows the changes in the carrying amount of goodwill in the first nine months of 2006 by segment.

Goodwill[1]
€ in millions	Central Europe	Pan- European Gas	U.K.	Nordic	U.S. Midwest	Corporate Center	Other activities	Total
Book value as of December 31, 2005	2,419	4,069	4,955	368	3,552	–	–	15,363
Goodwill additions/disposals	40	117	–	3	–	–	–	160
Goodwill impairment	–	–	–	–	–	–	–	–
Other changes[2]	–	39	55	–80	–242	–	–	–228
Book value as of September 30, 2006	2,459	4,225	5,010	291	3,310	–	–	15,295
1Excludes goodwill of companies accounted for using the equity method. 2Other changes include transfers and exchange-rate differences.

Intangible Assets

As of September 30, 2006, and December 31, 2005, E.ON’s intangible assets, including advance payments on intangible assets, consist of the following:

Intangible Assets
€ in millions	Sept. 30, 2006	Dec. 31, 2005
Intangible assets subject to amortization
Acquisition costs	5,013	4,978
Accumulated amortization	2,202	1,957
Net book value	2,811	3,021
Intangible assets not subject to amortization	1,010	1,104
Total	3,821	4,125

In the first nine months of 2006, E.ON recorded an amortization expense of €273 million (prior year: €259 million) on intangible assets and an impairment charge of €40 million (prior year: €0 million) on intangible assets. E.ON did not record goodwill impairment charges in the first nine months of 2006 or in the prior-year period.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2006 and each of the five succeeding fiscal years is as follows: 2006 (remaining three months): €80 million, 2007: €262 million, 2008: €220 million, 2009: €188 million, 2010: €163 million, and 2011: €153 million. As acquisitions and dispositions occur in the future, actual amounts could vary.

Impairment Charges Stemming from the Regulation of Network Charges in Germany

In the third quarter of 2006, Germany’s Federal Network Agency issued rulings on the network charges of natural gas distribution network operators. In this context, we carried out impairment tests on our gas distribution activities. At September 30, 2006, the impairment tests resulted in impairment charges of €227 million on property, plant, and equipment and of €320 million on minority shareholdings.

We already carried out impairment tests in the second quarter of 2006 for our electricity network operations. Even after considering the rulings on our electricity operations issued in the third quarter, no impairment charges resulted from these impairment tests.

Treasury Shares Outstanding

The number of treasury shares as of September 30, 2006, was almost unchanged from the figure as of December 31, 2005. E.ON AG held 4,374,232 treasury shares. E.ON subsidiaries held another 28,472,194 shares of E.ON stock. E.ON thus holds 4.7 percent of its capital stock as treasury shares.

Dividends Paid

On May 4, 2006, the Annual Shareholders Meeting voted to distribute a dividend of €2.75 per share of common stock, a €0.40 increase from the previous dividend, plus a special dividend of €4.25 per share of common stock for a total dividend payout of €4,614 million.

Provisions for Pensions

The net periodic benefit cost for defined plans is as follows:

Net Periodic Benefit Cost for Defined Benefit Plans
	July 1 – Sept. 30		January 1 – Sept. 30
€ in millions	2006	2005	2006	2005
Employer service cost	58	51	189	152
Interest cost	190	194	569	577
Expected return on plan assets	–135	–110	–385	–329
Prior service cost	3	8	10	24
Net amortization of gains (-)/losses	35	30	91	79
Total	151	173	474	503

Contribution to Plan Assets

In 2005 we created, through a contractual trust arrangement, the framework for the external financing of pension obligations of E.ON companies in Germany. In the first quarter of 2006, E.ON made the first contribution into the trusts in the amount of €2.6 billion by transferring money market investments with a term of more than three months.

Asset Retirement Obligations

E.ON’s asset retirement obligations at September 30, 2006, relate to the decommissioning of nuclear power stations in Germany (€8,449 million) and Sweden (€431 million), environmental remediation at conventional power station sites, including the removal of electric transmission and distribution equipment (€372 million), environmental remediation at gas storage facilities (€119 million) and opencast mining facilities (€62 million), and the decommissioning of oil and gas infrastructure (€335 million). The fair value of nuclear decommissioning obligations is based on third-party valuations.

An accretion expense of €392 million pertaining to the updating of provisions for the first nine months of 2006 is included in financial earnings (prior year: €375 million).

Contingent Liabilities Arising from Guarantees

Financial Guarantees

Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.

Our financial guarantees include nuclear-energy-related items which are described in detail in our 2005 Annual Report. Obligations also include direct financial guarantees to creditors of related parties and third parties. Direct financial guarantees with specified terms extend as far as 2022. Maximum potential undiscounted future payments amount to €514 million (year end 2005: €427 million). Of this amount, €430 million (year end 2005: €304 million) consists of guarantees issued on behalf of related parties.

Indirect guarantees primarily include additional obligations in connection with cross-border leasing transactions and obligations to provide financial support, primarily to related parties. Indirect guarantees with specified terms extend as far as 2023. Maximum potential undiscounted future payments amount to €412 million (year end 2005: €431 million). Of this amount, €141 million (year end 2005: €67 million) involves guarantees issued on behalf of related parties. As of September 30, 2006, we recorded provisions of €9 million (year end 2005: €25 million) with respect to financial guarantees.

In addition, E.ON has commitments under which it assumes joint and several liability arising from its ownership interests in civil-law companies (Gesellschaften bürgerlichen Rechts), noncorporate commercial partnerships, and consortia in which it participates.

Furthermore, certain E.ON Group companies have obligations by virtue of their membership in VKE, a German energy industry pension fund, in accordance with VKE’s articles of incorporation. We do not expect these companies to have to perform on their obligations.

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded by E.ON Group companies include indemnification agreements and other guarantees with terms up to 2041 in accordance with local legal requirements, unless shorter terms were contractually agreed to. Maximum undiscounted amounts potentially payable pursuant to the circumstances expressly stipulated in these agreements could total up to €6,805 million (year end 2005: €6,623 million). These amounts mainly relate to customary representations and warranties, potential environmental liabilities, and potential claims for tax-related guarantees. In some cases, the buyer is either required to share costs or to cover certain costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of September 30, 2006, we recorded provisions of €290 million (year end 2005: €296 million) for indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG or VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (Freistellungserklärungen).

Other Guarantees

Other guarantees with an effective period through 2021 mainly include market-value guarantees and warranties (maximum potential undiscounted future payments at September 30, 2006: €119 million; year end 2005: €130 million). Other guarantees no longer include product warranties (or corresponding provisions) due to the disposal of Viterra and Ruhrgas Industries.

Subsequent Events

The Spanish Industry Ministry amended several critical aspects of the conditions set by the National Energy Commission (CNE) relating to our proposed acquisition of Endesa. Most importantly, the revised conditions no longer contain any requirement to dispose of any assets. On this basis, we have accepted the Industry Ministry’s decision and now expect the Spanish stock-market regulator (CNMV) to proceed with the final approval of our offer.

Business Segments

Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s business is subdivided into energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center.

Central Europe operates an integrated electricity business and downstream gas business in Central Europe.

Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.

U.K. operates an integrated energy business in the United Kingdom.

Nordic is principally engaged in the integrated energy business in Northern Europe.

U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.

Adjustments for Discontinued Operations
€ in millions	Figures disclosed for Jan. 1 – Sept. 30, 2005	Adjustments	Adjusted figures for Jan.1 – Sept. 30, 2005	Jan. 1 – Sept. 30, 2006
Central Europe	2,945	-	2,945	3,243
Pan-European Gas	1,125	-	1,125	1,596
U.K.	715	-	715	710
Nordic	600	–19	581	437
U.S. Midwest	278	–1	277	285
Corporate Center	–260	-	–260	–260
Core Energy Business	5,403	–20	5,383	6,011
Other Activities	121	-	121	53
Adjusted EBIT	5,524	–20	5,504	6,064
Adjusted interest income (net)	–791	-	–791	–848
Other nonoperating earnings	439	–19	420	–1,719
Income/Loss (-) from continuing operations before income taxes and minority interests	5,172	–39	5,133	3,497
Net income	6,399	-	6,399	2,629
Financial Information by Business Segment
January 1 – September 30	Central Europe		Pan-European Gas		U.K.		Nordic
€ in millions	2006	2005	2006	2005	2006	2005	2006	2005
External sales	20,618	17,566	16,503	11,333	8,649	6,884	2,198	2,270
Intersegment sales	379	160	1,247	607	86	32	56	65
Total sales	20,997	17,726	17,750	11,940	8,735	6,916	2,254	2,335
Adjusted EBITDA	4,165	3,931	2,198	1,412	1,125	1,156	708	837
Depreciation, amortization, and writedowns affecting adjusted EBIT[2]	–922	–986	–602	–287	–415	–441	–271	–256
Adjusted EBIT	3,243	2,945	1,596	1,125	710	715	437	581
– Thereof earnings from companies accounted for using the equity method[2]	280	134	452	353	4	12	–	6
Cash provided by operating activities	2,484	2,516	291	1,266	493	–55	554	490
Investments	1,769	1,430	717	431	555	728	599	379
Intangible assets and property, plant, and equipment	1,138	963	247	175	552	359	354	225
Financial assets	631	467	470	256	3	369	245	154

1Oher activities consist of our Degussa shareholding, which we accounted for using the equity method in line with our 42.9 percent shareholding in the company.

2Depreciation, amortization, and writedowns impacting adjusted EBIT and earnings from companies accounted for using the equity method deviate from the corresponding figures calculated pursuant to U.S. GAAP. Impairment charges taken on property, plant, and equipment and on shareholdings at our Central Europe and Pan-European Gas market units constitute the main factor for the differences in 2006.

The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

Under U.S. GAAP, E.ON is required to report under discontinued operations those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale. In the first nine months of 2006, this applied mainly to WKE, which is held for sale, and E.ON Finland, which was sold in late June 2006. For the purposes of our business segment reporting, our results for the period ended September 30, 2006, and for the prior-year period do not include the results of our discontinued operations (see the table on page 38 and the commentary on page 32).

Adjusted EBIT, E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power, is derived from income/loss (-) from continuing operations before income taxes and interest income and adjusted to exclude certain special items. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a nonrecurring or rare nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

Adjusted Interest Income (Net)
January 1 – September 30
€ in millions	2006	2005
Net interest expense	–151	–224
– Net interest expense relating to liabilities of affiliated and associated companies as well as other share investments	–31	–14
– Accretion expense related to the adoption of SFAS 143	–392	–375
+ Income from long-term loans	25	29
Interest and similar expenses (net) shown in Consolidated Statements of Income	–549	–584
+ Nonoperating interest income (net)[1]	–3	–3
– Interest portion of long-term provisions	–296	–204
Adjusted interest income (net)	–848	–791
1This figure is the sum of nonoperating interest expense and nonoperating interest income.

Page 9 of this report contains a detailed reconciliation of adjusted EBIT to net income.

Due to the adjustments made, our financial information by business segment may differ from the corresponding U.S. GAAP figures.

U.S. Midwest		Corporate Center		Core Energy Business		Other Activities[1]		E.ON Group
2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
1,482	1,465	1	2	49,451	39,520	–	–	49,451	39,520
–	–	–1,768	–864	–	–	–	–	–	–
1,482	1,465	–1,767	–862	49,451	39,520	–	–	49,451	39,520
436	422	–244	–250	8,388	7,508	53	121	8,441	7,629
–151	–145	–16	–10	–2,377	–2,125	–	–	–2,377	–2,125
285	277	–260	–260	6,011	5,383	53	121	6,064	5,504
17	12	2	10	755	527	53	121	808	648
367	226	303	299	4,492	4,742	–	–	4,492	4,742
276	139	–25	–68	3,891	3,039	–	–	3,891	3,039
276	139	–9	3	2,558	1,864	–	–	2,558	1,864
–	–	–16	–71	1,333	1,175	–	–	1,333	1,175

Financial Calendar

March 7, 2007 May 3, 2007 May 4, 2007 May 9, 2007 August 15, 2007 November 13, 2007	Publication of the 2006 Annual Report 2007 Annual Shareholders Meeting Dividend Payout Interim Report: January – March 2007 Interim Report: January – June 2007 Interim Report: January – September 2007

For more information about E.ON,

please contact:

Corporate Communications

E.ON AG

E.ON-Platz 1

40479 Düsseldorf

Germany

T +49 (0)2 11-45 79-4 53

F +49 (0)2 11-45 79-5 66

info@eon.com

www.eon.com

Only the German version of this Interim Report is legally binding.

Information on results: This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2005 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: November 08, 2006	By: /s/ Michael C. Wilhelm

Michael C. Wilhelm
Senior Vice President Accounting